UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Foghorn Therapeutics Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

344174107

(CUSIP Number)

December 10, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Eli Lilly and Company 35-0470950
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Indiana

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 4,000,000
	6	SHARED VOTING POWER N/A
	7	SOLE DISPOSITIVE POWER 4,000,000
	8	SHARED DISPOSITIVE POWER N/A

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,000,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.7%
12	TYPE OF REPORTING PERSON (See Instructions) CO

Item 1(a). Name of Issuer:

Foghorn Therapeutics Inc. (the “Issuer”)

Item 1(b). Address of Issuer’s Principal Executive Offices:

500 Technology Square, Ste 700

Cambridge, MA 02139

Item 2(a). Name of Person Filing:

This Schedule 13G is on behalf of Eli Lilly and Company, an Indiana corporation.

Item 2(b). Address of Principal Business Office or, if none, Residence:

Eli Lilly and Company, Lilly Corporate Center, Indianapolis, Indiana 46285

Item 2(c). Citizenship:

Eli Lilly and Company is an Indiana corporation.

Item 2(d). Titles of Classes of Securities:

Common Stock, par value $0.0001 per share (“Common Stock”)

Item 2(e). CUSIP Number:

344174107

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c),
Check Whether the Person Filing is a(n):

Not Applicable.

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1:

(a)    Amount beneficially owned:

4,000,000

(b)    Percent of class:

9.7%

(c)    Number of shares as to which such person has

(i)    Sole power to vote or to direct the vote:

4,000,000

(ii)    Shared power to vote or to direct the vote:

Not Applicable.

(iii)    Sole power to dispose or to direct the disposition of:

4,000,000

(iv)    Shared power to dispose or to direct the disposition of:

Not Applicable.

Item 5. Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 13, 2021

ELI LILLY AND COMPANY
By:	*
Authorized Signatory

By:	/s/ Erin Conway
*By: Erin Conway, Attorney-in-Fact

This Schedule 13G was executed pursuant to a power of attorney previously filed with the Securities and Exchange Commission, and hereby incorporated by reference herein. The power of attorney for Eli Lilly and Company was filed as an attachment to a filing by Eli Lilly and Company on Schedule 13G for Sigilon Therapeutics, Inc. on February 12, 2021.